Mail Stop 0407
      						August 12, 2005

Via U.S. Mail and Fax (425) 882-2206

Mr. Michael E. Maes, General Partner
Tasa Products Limited
14508 SE 51 street
Bellevue, WA 98006

	RE:	Tasa Products Limited
      Form 10-K for the fiscal year ended December 31, 2004
		File No. 0-9773

Dear Mr. Maes:

	We have completed our review of your Form 10-K and do not, at this time, have any further comments.


							Sincerely,


							Larry Spirgel
							Assistant Director

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